Exhibit 3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
GREENSHIFT CORPORATION

GreenShift Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"), does hereby certify:

FIRST:  That in a meeting held on October 26, 2016, the Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the approval of the amendment by the stockholders.  The resolutions authorized a reverse split of the Corporation's common stock in a ratio of 1-for-100:

ARTICLE V is amended to effect a reverse split of the Corporation's common stock by adding ARTICLE V, Section (i) reading as follows:
(i)   Reverse Split:
A.
On April 4, 2017 ("Effective Date") at 6:00 p.m. Eastern Time, a reverse stock split ("Reverse Stock Split") will occur, as a result of which each one hundred (100) issued and outstanding shares of Common Stock of the Corporation ("Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation's Common Stock ("New Common Stock").  No fractional shares shall be issued. Any holder who would otherwise hold fractional shares as a result of the Reverse Stock Split will be entitled to receive cash in lieu of such fractional share interest in an amount equal to the average of the closing prices of a share of the Corporation's common stock during the ten (10) consecutive trading days ending on the Effective Date, multiplied by the applicable fraction of the share being purchased.

B.
Following the Effective Date, each holder of a certificate(s) representing outstanding shares of the Corporation's Old Common Stock ("Old Certificate(s)") will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation's transfer agent for cancellation, a certificate ("New Certificate") representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split plus any cash payment provided for herein.

C.
From and after the Effective Date, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for New Certificates and/or cash pursuant to the provisions hereof.

SECOND:  Stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendment by signing written consents and delivered the signed consents to the Corporation as required by the provisions of said Section 228.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH:  That the effective date of this amendment shall be April 4, 2017.

/s/ Kevin Kreisler
Kevin Kreisler, President